UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File No. 000-55135

POET TECHNOLOGIES INC.

(Translation of registrant’s name into English)

121 Richmond Street West, Suite 501

Toronto, Ontario, M5H 2K1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit No.	Description

99.1	Unaudited Consolidated Financial Statements for Nine Months ended September 30, 2014

99.2	Management’s Discussion and Analysis for the Nine Months ended September 30, 2014

99.3	Certification by Chief Financial Officer of Interim Financial Statements

99.4	Certification by Chief Executive Officer of Interim Financial Statements

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2014	POET Technologies Inc.

	By:	/s/ Michel Lafrance
	Name:	Michel J. Lafrance
	Title:	Secretary

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